

Urgent

July 20, 2023

Via Email
Nano Dimension Ltd.
2 Ilan Ramon St.
Ness Ziona 7403635
Israel
Attention: Board of Directors (including the two Court-appointed Observers)[1]

– Without Prejudice –

Re: Upcoming Annual General Meeting

Dear Members of the Board,

Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson" or "we"), write to you as follows:

1. As you know well, we are one of the largest shareholders of Nano Dimension Ltd. (the "Company").

2. In 2019, 2020 and 2021, the Company held its annual general meeting ("AGM") on **July** 3, 2019, **July** 7, 2020 and **May** 25, 2021, respectively. While, consistent with this schedule, the Company has held its last AGM on **June** 7, 2022, and, in several public statements[2], promised it will hold the AGM for this year around the same time, it is apparent that, as part of its unlawful actions to disenfranchise shareholders and illegitimate delay tactics, the Board plans to hold the AGM at the latest day possible (even if inconsistent with your fiduciary duties).

[1] See section 8 hereof. For the sake of clarity, sending this letter to the four individuals who were removed from the Board of Directors of the Company at the special general meeting of the Company held on March 20, 2023 should not be construed in any manner as an admission that such individuals are still validly acting as directors.

[2] See, for example, from the transcript of the Company's earnings call on March 30, 2023:

"Mr. Stern: in the next shareholders meeting, the shareholders can make a decision and vote me down, and I will leave the Board or leave the company or whatever the shareholders. I work for the shareholders. So, no problem, I agree with you.

Question: When will that shareholders meeting be held to have that vote?

Mr. Stern: As we usually have a shareholders meeting after we published the F-20 we have annual shareholders a couple of months later once we finish preparing all the paperwork. **So, I don't expect more than a couple of months from now**. As we look at the time we did it last year, **we will do it this year again** and you will be more than welcome to vote me out. And if most of you will, then I will step down. It's not a problem at all."

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5
Tel. +1 416 845 0666 Fax +1 416 981 7333

3.   To that end, **this letter is to inform you** that such last day is coming up very soon – the last day to hold the AGM for this year is **September 6, 2023**. This means that the last day for you to call the AGM is **August 3, 2023**.

4.   In light of the upcoming AGM, we wish to also remind you the following:

  a. The Company has repeatedly treated its holders of ADSs, including Murchinson, as shareholders. This was also the case when the Company "invented" various excuses in its attempt to reject our demand to convene the special general meeting back in March 2023.

  b. It was only <u>after</u> we called the special general meeting (held on March 20, 2023) that the Company, as part of its illegitimate and unlawful tactic and inconsistent with many other actions it took and continues to take, determined to suddenly raise a new, baseless argument, that **we (and all other holders of ADSs) are not entitled to any shareholder rights** (whether to call a shareholder meeting, bring derivative lawsuits etc.).

  c. We obviously reject this position. Now, given this issue is the subject of ongoing litigation in the Israeli Court (in which we are confident we will prevail), we will just point out that the Company itself chose not to publicly disclose this baseless position - The only exception we are aware of is a **single video** published by the CEO, **solely in the Hebrew language**, in which the CEO attempted to explain this position.

5.   Pursuant to the Israeli Companies Law, any shareholder (including, for sake of clarity, ADS holders) holding at least 1% of the voting rights may submit additional agenda items for general meetings. **This letter is to inform you** that we have determined to convert a portion of our ADSs into ordinary shares and we (specifically, Nomis Bay Ltd.) are now the record holders of 3,000,000 ordinary shares, representing more than 1% of your voting rights. See attached confirmation of holdings.

6.   Given (i) the upcoming AGM (which is expected to be called and held well before the Israeli court will issue its decision), (ii) the Board's past unlawful actions and delay tactics, and (iii) the Board's apparent appetite to employ other delay and unlawful tactics, we have determined to make such conversion to preempt your expected attempt to, yet again, unlawfully disenfranchise our rights as shareholders.

7.   For the sake of clarity, such conversion is not, and shall not be construed, as a waiver of any of the arguments and claims with respect to the powers of ADS holders, nor as an admission of any of the arguments you have raised in this respect. Such conversion was made only for the sake of caution in light of the new arguments which your director and CFO have raised in the Court testimony,

arguing that we (and all ADS holders) have no corporate rights. Further, such conversion is not, and shall not be construed, as an admission that any such purported requirement (that we hold ordinary shares, as opposed to ADSs, in order to exercise rights under Israeli law) is legal, valid or binding.

8.   This letter is sent without prejudice and shall not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

Sincerely,

Moshe Sarfaty

Moshe Sarfaty

Cc: Ido Zemach and Yehuda Rosenthal (Goldfarb Gross Seligman & Co.)

NANO DIMENSION LTD.

Date selected 7/19/2023
Document created 7/19/2023 6:39 AM

Holder

NOMIS BAY LTD

Address

WESSEX HOUSE 3RD FLOOR, 45 REID STREET, HAMILTON HM 12, BERMUDA

ID

C0000000388

Share Class	Register	Balance
Grouped by: PVTZZZ (ISIN IL0007510329)		
ORDINARY SHARES	Book Entry	3,000,000

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